Exhibit 1.01

CONFLICT MINERALS REPORT
The Securities and Exchange Commission (“SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule requires SEC registrants to annually disclose columbite-tantalite, cassiterite, gold and wolframite or their derivatives, tantalum, tin and tungsten, (“conflict minerals”) that are necessary to the functionality or production of their products that they manufacture or contract to manufacture (the “Covered Conflict Minerals”) and whether those minerals originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country including Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, the “Covered Countries”).
If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and annually submit a Conflict Minerals Report (“CMR”) that includes a description of those due diligence measures.
This Conflict Minerals Report describes our inquiry and the results of the inquiry, along with our due diligence process on the source of Covered Conflict Minerals for certain of our products, for the calendar year ended Dec. 31, 2016.
Forward-Looking Statements
We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Conflict Minerals Report that are not historical facts involve risks and uncertainties and are subject to change based on various factors. Among the factors that could cause actual results to differ materially are: changes in product categories, extension of existing product lines, addition of new brands, changes in our selected suppliers, changes in our suppliers’ supply chains, acquisitions, changes to materials used, changes in product design, as well as the risks and uncertainties set forth in “Item 1A. Risk Factors” in our 2016 Annual Report on Form 10-K. We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this Conflict Minerals Report to reflect circumstances existing after the date of this report or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.
Company Overview
We operate in the specialty retail business focusing on women’s intimate and other apparel, beauty and personal care products and accessories. Our products include lingerie; apparel; personal care products including shower gels, lotions, fine fragrance, soaps and sanitizers; home fragrance and accessories. We sell our merchandise through company-owned specialty retail stores in the United States (“U.S.”), Canada, the United Kingdom and Greater China (China and Hong Kong), through our websites and through international franchise, license and wholesale partners.
Supply Chain
During 2016, we purchased merchandise from approximately 360 suppliers located throughout the world. Our personal care and home fragrance products are manufactured primarily in the U.S., and our women’s intimate and other apparel and accessories products are manufactured primarily in Asia. As a retailer, we do not own and operate any manufacturing facilities; we contract to manufacture our products. We do not directly source conflict minerals from mines, smelters or refiners and are many levels removed from these upstream activities and the parties that are involved in mineral sourcing. As such, we and our suppliers often have difficulty identifying upstream parties in these supply chains. Despite these challenges, through the efforts described in this Conflict Minerals Report, we seek to ensure compliance with the Rule and to maintain sourcing practices consistent with our Conflict Minerals Policy.
Description of Reasonable Country of Origin Inquiry
As required by the Rule, we completed a reasonable country of origin inquiry (“RCOI”) with respect to the Covered Conflict Minerals. Our RCOI included the following steps:

1.
We worked with members of our production and sourcing teams who are subject-matter experts (SMEs) to review the materials and ingredients utilized in our products and their manufacture. Based on their review, we developed a list of 60 suppliers that manufacture or contract to manufacture product categories that could contain conflict minerals that are necessary for their function or production (“in-scope suppliers”).

2.
We engaged a third-party service provider (the “Service Provider”) to survey in-scope suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template (“CMRT”) via a web-based portal.

3.
We instructed each of our in-scope suppliers to work with their component suppliers, as applicable, to take reasonable steps and make good faith efforts to identify the conflict minerals in our products and their sources.

4.	We engaged with our in-scope suppliers’ component sub-suppliers, as applicable, to provide training and assistance in identifying conflict minerals in our products and their sources.

5.
We partnered with the Service Provider to review responses for completeness and reasonableness, follow up with in-scope suppliers via automated and manual communications to improve the survey response rate, gather any missing information and clarify any responses as needed.

6.	We compared smelters and refiners (“SORs”) reported by our suppliers to the Conflict-Free Sourcing Initiative’s (“CFSI”) publicly available list of known SORs.

7.
We informed unresponsive in-scope suppliers that continued lack of cooperation would result in escalation of the issue to the applicable sourcing team and Company leaders, as necessary, for further discussion and possible corrective action.

Our RCOI, as described above, was reasonably designed and performed in good faith to determine whether or not Covered Conflict Minerals in our products originated in the Covered Countries. We received responses from all in-scope suppliers.

As a result of our RCOI, our suppliers reported 30 known SORs. We have reason to believe that three SORs sourced from the DRC or an adjoining country. Based upon our RCOI results, we then exercised due diligence on the source of Covered Conflict Minerals in certain of our products in compliance with the Rule. Each of the SORs that sourced from the DRC or an adjoining country was found to be compliant with CFSI’s Conflict-Free Smelter Program (“CFSP”).

PART I. DUE DILIGENCE
We have developed a due diligence framework which was applied as needed on the source of any Covered Conflict Minerals in certain of our products based upon the results of our RCOI. We conducted due diligence if we were unable to determine with confidence that the Covered Conflict Minerals did not originate in the Covered Countries and did not come from recycled or scrap resources.
Due Diligence Design
We designed our program in material conformance with the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013). Our conflict minerals due diligence is a continuation of our RCOI and is an ongoing process.
Due Diligence Performed
In accordance with the OECD’s five-step Guidance, the design of our due diligence included, but was not limited to, the following:
Step 1: Establish Strong Company Management Systems

•
We adopted a Conflict Minerals Policy that prohibits our suppliers from using conflict minerals which may directly or indirectly finance or benefit armed groups in the Covered Countries. Our Conflict Minerals Policy is available on our website at https://www.lb.com/responsibility/product-information/policies.

•
We provided training to our suppliers to review the Rule and its requirements as well as our Conflict Minerals Policy, remind them of their role in our RCOI and due diligence efforts and clarify commonly misunderstood terms and concepts based upon survey responses. We also relied on electronic training and a resource library provided by the Service Provider.

•	We added language to our supplier contracts and other supply chain guideline documents to specifically address our Conflict Minerals Policy and the Rule.

•	We established the following multi-level, cross-functional governance structure starting in 2012 to monitor developments and provide ongoing management of our conflict minerals program:

•	Compliance Oversight Committee: Provides oversight related to matters of Conflict Minerals Policy and compliance.

•	Steering Committee: Provides guidance related to the design and execution of our conflict minerals program.

•
Subject Matter Experts: Provide insights from the production and sourcing teams to ensure that in-scope product types and suppliers remain updated, review program status and obtain continuous feedback on the execution of our program.

Step 2: Identify and Assess Risk in the Supply Chain

•
We performed a RCOI which included requiring in-scope suppliers to complete the EICC/GeSI’s CMRT as well as a review of the data collected to determine if the SORs reported to us sourced conflict minerals from a Covered Country.

•
We reviewed incomplete and inconsistent RCOI responses and engaged with our suppliers and their component sub-suppliers, as needed, to provide additional training, clarify responses and gather additional information. We continue to refine our plan to identify risks in our suppliers’ RCOI responses.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

•	We informed in-scope suppliers of our Conflict Minerals Policy in RCOI communications.

•
L Brands is a member of CFSI, an industry group which exists to assist member companies to investigate and mitigate risks associated with the use of conflict minerals in their products. As a member, we have access to additional information about the countries of origin from which SORs source. Using that information, we performed additional procedures to assess the SORs reported to us.

•
We continue to develop, and are committed to executing, a risk mitigation plan that includes providing regular updates to our Conflict Minerals Steering Committee and escalating identified risks to production and sourcing teams and the Compliance Oversight Committee to determine appropriate next steps and possible corrective action.

Step 4: Perform Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain, As Necessary

•	As members of the CFSI, we support audits of conflict minerals SORs conducted by independent third-parties through the CFSP.

Step 5: Report on Supply Chain Due Diligence

•	We filed this Conflict Minerals Report for the calendar year ended Dec. 31, 2016 with the SEC as Exhibit 1.01 to the Form SD on May 31, 2017.
Results of Due Diligence Performed
Based on our due diligence process and the subsequent information we gathered, we are unable to determine the origin of all the Covered Conflict Minerals used in our products and whether armed groups directly or indirectly benefitted. Our suppliers reported 30 SORs who may have provided Covered Conflict Minerals used in our products. Approximately 93% of the reported SORs are compliant with the CFSP or an equivalent audit program or are currently active in the CFSP. We confirmed that three reported SORs sourced from the Covered Countries, and each was CFSP compliant. We included Appendix A to provide information about the SORs reported by our in-scope suppliers, their audit status and the possible sources of Covered Conflict Minerals in our supply chain. The table below summarizes the audit status of known smelters and refiners reported by the Company’s in-scope suppliers.

	Compliant[1]	CFSP Active[2]	Not Audited	Total
Tin	11	3	—	14
Gold	14	—	2	16
Total	25	3	2	30
Total by Percent[3]	83%	10%	7%	100%
1SORs listed as “compliant” were audited and found to be compliant with CFSP audit protocols or an equivalent audit program as of May 9, 2017.
2SORs listed as “CFSP Active” have submitted an Agreement for the Exchange of Confidential Information and Auditee Agreement to the CFSP.
3Percentages listed have been rounded to the nearest whole number.

Steps to Mitigate Risks and Improve Due Diligence
In order to improve our due diligence for future disclosure years, we plan to:

•	Continue our membership and participation in the CFSI through monthly membership and semi-monthly workgroup meetings and collaborate with other industry groups and peer companies.

•
Continue to partner closely with, and provide training to, our finished goods suppliers, component and raw material sub-suppliers, sourcing teams and other applicable associates to improve our compliance efforts.

•	Continue to enhance our Conflict Minerals Policy, as appropriate.

•
Implement corrective actions for suppliers who are unable to provide complete and accurate information or do not source from smelters or refiners who have been validated through programs such as CFSI’s CFSP, London Bullion Market Association’s Responsible Gold Programme or Responsible Jewellery Council’s Chain-of-Custody Certification Program.

APPENDIX A

Smelters and Refiners Reported in the Company’s Supply Chain As Of December 31, 2016

Many of our suppliers provided company-level data in their CMRTs, which means that they may have provided information about conflict minerals used in products manufactured for the Company as well as other customers. As such, not all SORs listed below may have processed conflict minerals necessary to the function or production of our products. In addition, the list below may not be inclusive of all SORs in our supply chain as some of our suppliers were not able to identify the SORs used to process conflict minerals in the products they manufactured for us.

Metal	Smelter Name	Smelter Country	Audit Status
Gold	Asahi Refining Canada Limited	Canada	Compliant
Gold	Gold Refinery of Zijin Mining Group Co., Ltd	China	Compliant
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	China	Compliant
Gold	Guangdong Jinding Gold Limited	China	Not Audited
Gold	Heraeus Metals Hong Kong Ltd	China	Compliant
Gold	LS-NIKKO Copper Inc.	Korea	Compliant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	Compliant
Gold	Metalor Technologies (Suzhou) Co Ltd	China	Compliant
Gold	Metalor Technologies SA	Switzerland	Compliant
Gold	Metalor USA Refining Corporation	United States	Compliant
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	Compliant
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Compliant
Gold	TongLing Nonferrous Metals Group Holdings Co., Ltd.	China	Not Audited
Gold	Umicore SA Business Unit Precious Metals Refining	Belgium	Compliant
Gold	Western Australian Mint (T/a The Perth Mint)	Australia	Compliant
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China	Compliant
Tin	China Tin Group Co., Ltd.	China	Compliant
Tin	EM Vinto	Bolivia	Compliant
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	CFSP Active
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Compliant
Tin	Minsur	Peru	Compliant
Tin	Nankang Nanshan Tin Co., Ltd.	China	CFSP Active
Tin	Operaciones Metalurgical S.A.	Bolivia	Compliant
Tin	PT Refined Bangka Tin	Indonesia	Compliant
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	Compliant
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	Compliant
Tin	Rui Da Hung	Taiwan	Compliant
Tin	Thaisarco	Thailand	Compliant
Tin	Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.	China	CFSP Active
Tin	Yunnan Tin Group (Holding) Company Limited	China	Compliant